Filed by Deutsche Telekom AG
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: T-Online International AG
Exchange Act File Number 82-5125

Bonn, February 11, 2005

Deutsche Telekom holds 88.02 percent in T-Online following the lapse of the acceptance period of the voluntary tender offer

        The acceptance period for the voluntary public offer of Deutsche Telekom made to the shareholders of T-Online ended on 4 February 2005, 24:00 hrs CET. A total of 172.44 million T-Online shares were tendered during the offer period. Including the 904.85 million shares already having been held by Deutsche Telekom before the tender offer, following the tender offer Deutsche Telekom will hold a total of 1,077.29 million shares, equaling a total of 88.02 percent of T-Online's share capital.

        With respect to the intended statutory merger of T-Online AG into Deutsche Telekom AG under the German Transformation Act (Umwandlungsgesetz), Deutsche Telekom expects the completion of the valuation analysis and the merger agreement, the finalization of the merger report as well as the finalization of the review that is currently being performed by the court appointed auditor, by mid March.

        With the invitations to the respective AGM's, shareholders of both Deutsche Telekom and T-Online will be granted access to inter alia the merger agreement, the merger report and the merger audit report of the court appointed independent auditor.

11/05

Disclaimer

        You are advised to read the U.S. prospectus regarding the business combination transaction referenced in these materials, when it becomes available, because it will contain important information. Deutsche Telekom has filed a preliminary prospectus with the Securities and Exchange Commission. You may obtain a free copy of the preliminary prospectus or the final prospectus (when available) and other related documents filed by Deutsche Telekom AG at the Commission's website at www.sec.gov, at the SEC's public reference room located at 450 Fifth Street, NW, Washington D.C. 20549 or at one of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The preliminary prospectus, the final prospectus (when available) and the other documents may also be obtained by contacting Deutsche Telekom AG, Attention: Investor Relations, 140 Friedrich-Ebert-Allee, 53113 Bonn, Germany.

        Further information for journalists: www.deutschetelekom.com/media